Exhibit 99.2

In accordance with Item 9.01(b) (1) of Form 8-K, the pro forma financial information required by Item 9.01(b) of Form 8-K is set forth below.

The following unaudited pro forma consolidated financial information of the Company is derived from the Company's historical consolidated financial statements and should be read in conjunction with the audited financial statements and notes thereto appearing in the Company's Annual Report on Form 10-K for the year ended March 31, 2008 and the Company's Quarterly Report on Form 10-Q for the period ended December 27, 2008. The accompanying unaudited pro forma condensed consolidated statements of operations for the nine months ended December 27, 2008 and the fiscal year ended March 31, 2008 are presented as if the disposition of the Sale Business, as discussed in Item 1.01 of the 8-K, had been completed as of April 1, 2008 and April 1, 2007, respectively. The unaudited pro forma condensed consolidated balance sheet is presented as if the disposition had been completed as of December 27, 2008. The unaudited pro forma financial statements reflect the Sale Business as an adjustment to the consolidated as reported balance sheet and consolidated as reported statements of operations, as the Sale Business qualifies as significant in accordance with Regulation S-X Section 210.11-01(b)(2).

The unaudited pro forma condensed consolidated financial information has been presented for informational purposes only and is not indicative of any future results of operations or the results that might have occurred if the disposition had actually been completed on the indicated dates. The unaudited pro forma condensed consolidated financial statements are based on management's estimate of the effects on the financial statements of the Sale Business disposition. Pro forma adjustments are based on currently available information, historical results and certain assumptions that management believes are reasonable and described in the accompanying notes.

The unaudited pro forma condensed consolidated financial statements do not include earnings on proceeds and related tax effects that result directly from the transaction, which will be included in the Company's operating results in future periods. They also do not reflect the impact of a significant reduction in force completed in January 2009 which is expected to significantly reduce the cost structure of the retained business on a going forward basis.

Zilog, Inc.
UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 27, 2008

	Consolidated As Reported	Proforma Adjustments	(a)	Proforma, as adjusted
ASSETS				
Current assets:				
Cash and cash equivalents	$13,560	$23,000	(b)	$36,560
Accounts receivable, less allowance for doubtful accounts of $120				
at December 27, 2008	5,661	(2,838)	(d)	2,823
Inventory	6,118	(1,610)	(c)	4,508
Deferred tax assets	263	-		263
Prepaid expenses and other current assets	1,328	3,100	(b)	4,349
		(79)	(d)	
Total current assets	26,930	21,573		48,503
Long term investments	1,300	-		1,300
Property, plant and equipment, net	6,944	(50)	(c)	6,894
Goodwill	2,211	-		2,211
Intangible assets, net	1,902	-		1,902
Other assets	862	(170)	(d)	692
Total assets	$40,149	$21,353		$61,502
LIABILITIES AND STOCKHOLDERS' EQUITY		-		
Current liabilities:				
Short term debt	$693	-		$693
Accounts payable	5,621	(1,224)	(d)	4,397
Other current liabilities, including license agreements	1,258	1,000	(e)	2,058
		(200)	(d)	
Income taxes payable	203	-		203
Accrued compensation and employee benefits	2,228	(244)	(d)	1,984
Other accrued liabilities	2,909	-		2,909
Deferred income on shipments to distributors	5,605	3,100	(b)	8,177
		(528)	(d)	
Total current liabilities	18,517	1,904		20,421
Deferred tax liabilities	263	-		263
Other long term liabilities, including license agreements	1,297	-		1,297
Other non-current tax liabilities	862	-		862
Total liabilities	20,939	1,904		22,843
Stockholders' equity:				
Common stock, $0.01 par value; 60.0 million shares authorized:				
17.2 million shares issued and outstanding at December 27, 2008	186	-		186
Additional paid-in capital	127,210	-		127,210
Treasury stock	(7,456)	-		(7,456)
Other comprehensive income	25	-		25
Accumulated deficit	(100,755)	19,449		(81,306)
Total stockholders' equity	19,210	19,449		38,659
Total liabilities and stockholders' equity	$40,149	$21,353		$61,502

See accompanying notes to unaudited pro forma condensed consolidated financial information.

Zilog, Inc.
UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED MARCH 31, 2008

	Consolidated as reported	Proforma Adjustments	Proforma as adjusted
Net sales	$67,221	$22,471	$44,750
Cost of sales	36,335	11,353	24,982
Gross margin	30,886	11,118	19,768
Operating expenses:			
Research and development	16,491	6,750	9,741
Selling, general and administrative	19,921	980	18,941
Special charges and credits	1,974	-	1,974
Amortization of intangible assets	961	-	961
Total operating expenses	39,347	7,730	31,617
Operating loss	(8,461)	3,388	(11,849)
Other income:			
Other income (expense)	(350)	-	(350)
Interest income	819	-	819
Loss before provision for income taxes from continuing operatons	(7,992)	3,388	(11,380)
Provision for income taxes	1,299	434	865
Loss from continuing operations	($9,291)	$2,954	($12,245)
Loss from continuing operatons per share (basic and diluted)	($0.55)	$0.17	($0.72)
Shares used in computing net loss per share (basic and diluted)	16,893	16,893	16,893

See accompanying notes to unaudited pro forma condensed consolidated financial information.

Zilog, Inc.
UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED DECEMBER 27, 2008

	Consolidated as reported	Proforma Adjustments	Proforma as adjusted
Net sales	$50,211	$21,098	$29,113
Cost of sales	28,056	10,715	17,341
Gross margin	22,155	10,383	11,772
Operating expenses:			
Research and development	11,633	5,424	6,209
Selling, general and administrative	16,334	676	15,658
Special charges and credits	2,839	-	2,839
Amortization of intangible assets	627	-	627
Total operating expenses	31,433	6,100	25,333
Operating loss	(9,278)	4,283	(13,561)
Other income:			
Other income (expense)	481	-	481
Interest income	143	-	143
Loss before provision for income taxes from continuing operatons	(8,654)	4,283	(12,937)
Provision for income taxes	311	131	180
Loss from continuing operations	($8,965)	$4,152	($13,117)
Loss from continuing operatons per share (basic and diluted)	($0.53)	$0.24	($0.77)
Shares used in computing net loss per share (basic and diluted)	16,982	16,982	16,982

See accompanying notes to unaudited pro forma condensed consolidated financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

See the introduction to pro forma financial information. The unaudited pro forma condensed consolidated balance sheet was prepared assuming the disposition occurred as of December 27, 2008 and included "Pro Forma Adjustments" as follows:

(a) This adjustment reflects the elimination of assets and liabilities of the Sale Business and includes the gain on sale. A summary of the gain on sale is calculated as follows ($ in thousands):

Net proceeds from sale	$	23,000
Total assets related to sale		(1,647)
Total liabilities and deferred income related to the sale		(1,904)
Net gain on sale	$	19,449

(b) This adjustment reflects the proceeds received net of estimates for certain expenses related to the transaction as follows ($ in thousands):

Total proceeds from sale	$	31,090
Escrow withholding		(3,100)
Proceeds excluding escrow		27,990
Other costs and expenses associated with the sale		(4,990)
Net proceeds from sale	$	23,000

The escrow withholding was approximately 10 percent of the total purchase price. 50 percent of this amount is scheduled to be released to the Company after 6 months with 100 percent scheduled to be released 12 months from the date of the agreement, subject to any outstanding indemnification claims. The escrow amount is interest bearing to the credit of the Company.

Other costs and expenses associated with the transaction include professional services including legal and banking support, license costs, and certain US and foreign taxes paid or payable. All such costs are for presentation purposes considered paid.

(c) These adjustment reflect assets that would have been acquired by the purchaser at December 27, 2008 ($ in thousands):

Inventory	$	1,610
Property plant and equipment, net		50
Total assets transferred	$	1,660

(d) These adjustments reflect amounts that were not assumed by purchaser although they relate to the Sale Business. These amounts would be subsequently either collected or paid by the Company ($ in thousands):

Accounts receivable	$	2,838
Prepaids and other current assets		79
Other assets		170
Accounts payable		(1,224)
Other current liabilities, including license agreements		(200)
Accrued compensation and employee benefits		(244)
Distribution deferred income on Sale Business		(528)
Total assets net of liabilities not transferred or assumed by purchaser	$	891

The resulting amount reflects the assets net of liabilities not assumed by the purchaser that have been eliminated in the proforma as adjusted balance sheet. The Company is responsible for all Sale Business product returns associated with inventory sold to distributors prior to the sale, for a period of 6 months following the agreement closing date. Margin on distributor inventory is deferred by the Company until sold by distributors. Because of this and the nature of the product with its historically minimal return rate, the Company expects no significant financial impact to result from any unexpected returns.

(e) This adjustment represents an estimated liability associated with certain third party commitments related to the Sale Business to which the Company maybe responsible. The total estimated amount is approximately $1 million.

The unaudited pro forma condensed consolidated statements of operations for the nine months ended December 27, 2008 and the year ended March 31, 2008 have been presented as if the disposition was completed as of April 1, 2008 and April 1, 2007, respectively. These statements include "Pro Forma Adjustments" as follows:

(f) These proforma adjustments as reflected in the proforma condensed consolidated statement of operations are derived as follows($ in thousands):

| | Proforma Adjustments | | |
	12 months ended March 31, 2008	9 months ended December 27, 2008	Basis
Net Sales	$22,471	$21,098	Products specific to Sale Business
Cost of Sales	11,353	10,715	Costs specific to direct purchases of Sale Business product as well as certain manufacturing support charges and expenses to stage and deliver these products
Research and Development	6,750	5,424	Product development costs directly attributable to the Sale Business. Excludes corporate and general overhead not transferred in the sale
S,G&A	980	676	Primarily reflects costs of employees transferred in the sale
Taxes	434	131	Taxes estimated based on proportional split of corporate taxes including US and foreign income tax liability

(g) The proforma condensed consolidated statements of operations have not been adjusted to give effect to the gain on disposition of the Sale Business.